UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SoundBite Communications, Inc.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by SoundBite Communications, Inc., a Delaware corporation (the “Company” or “SoundBite”), on June 4, 2013. The Statement relates to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”), and a direct, wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $5.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 4, 2013.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

In order to correct cash amounts payable to Mark D. Friedman in the event of a potential termination, the following table under Item 3 – “Past Contracts, Transactions, Negotiations and Agreements – Agreements with Executive Officers” on page 8 of the Statement is hereby deleted and replaced with the following:

Executive Officer/Director	Potential Cash Severance Payments ($)	Potential COBRA payments ($)	Total Potential Severance Payments ($)
James A. Milton	373,150	27,661	400,811
Mark D. Friedman	346,545	18,031	364,576
Robert C. Leahy	300,492	27,136	327,628
Timothy R. Segall	289,005	19,664	308,669

Item 8. Additional Information.

In order to correct cash amounts payable to Mr. Friedman in the event of a potential termination, the following table and corresponding footnotes under Item 8, “Additional Information - Golden Parachute Compensation” on page 37 of the Statement, is hereby deleted and replaced with the following:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
James A. Milton	373,150	2,846,855	27,661	3,247,666
Robert C. Leahy	300,492	1,349,518	27,136	1,677,146
Mark D. Friedman	346,545	780,000	18,031	1,144,576

(1)	Represents the pre-tax value of the lump sum cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without cause or upon a resignation by the named executive officer for good reason, in the case of Messrs. Milton and Leahy, at any time, and, in the case of Mr. Friedman, within six months of the consummation of the Merger. These amounts consist of the sum of (i) the product of (a) the executive’s annual bonus for the most recently completed fiscal year ($55,080 for Mr. Milton, $34,450 for Mr. Friedman and $64,780 for Mr. Leahy) multiplied by (b) a fraction, the numerator of which is the number of days elapsed in the then-current fiscal year through the termination date and the denominator of which is 365, and (ii) the executive’s highest base salary received in the 12-month period preceding the termination date ($350,200 for Mr. Milton, $265,200 for Mr. Friedman and $273,500 for Mr. Leahy) plus the executive’s commission, if any, for the most recently completed fiscal year ($49,890 for Mr. Friedman) and any earned but unpaid commission for the current year through the date of termination ($17,100 for Mr. Friedman). For more detail, see “Item 3(a) – Arrangements with Executive Officers and Directors of the Company” above.

(2)	Represents the value of Options and RSUs held by the Company’s named executive officers that will be cashed out upon consummation of the Merger. The value of the Options represents the number of Shares subject to each Option (both vested and unvested) held by the executive multiplied by the excess (if any) of the Offer Price over the Option’s exercise price ($2,515,790 for Mr. Milton, $582,060 for Mr. Friedman and $1,119,953 for Mr. Leahy). The value of the RSUs represents the number of Shares subject to each RSU multiplied by the Offer Price ($331,065 for Mr. Milton, $197,940 for Mr. Friedman and $229,565 for Mr. Leahy). Notwithstanding the terms of the Change in Control Agreements, the Board has approved the acceleration of all outstanding unvested Options and RSUs in connection with the Transaction. For more detail, see “Treatment of Stock Options” and “Treatment of Restricted Stock Units” above.

(3)	Represents the estimated value of COBRA premiums that each named executive officer may be eligible to receive pursuant to his or her Executive Retention Agreement, upon a termination of employment by the Company without cause or upon a resignation by the named executive officer for good reason, in the case of Messrs. Milton and Leahy, at any time, and, in the case of Mr. Friedman, within six months of the consummation of the Merger. The material terms of which are described above under “—Agreements with Executive Officers.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDBITE COMMUNICATIONS, INC.

By:	/s/ Robert C. Leahy
Robert C. Leahy Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: June 11, 2013